SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2013
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: May 29, 2013

List of materials

Documents attached hereto:

i) Press Release announcing Notice Concerning Expected Appointment of Additional Representative Corporate Executive Officer.

May 29, 2013

Notice Concerning Expected Appointment of
Additional Representative Corporate Executive Officer

Sony Corporation today announced the expected appointment of an additional Representative Corporate Executive Officer, as detailed below, which was reported at the meeting of its Board of Directors held on the same date.  The appointment of such Representative Corporate Executive Officer is subject to the approval at the Board of Directors meeting to be held on June 20, 2013.

1.	Representative Corporate Executive Officer to be newly appointed
	Name:	Masaru Kato
	New Title:	Representative Corporate Executive Officer,
Executive Vice President and Chief Financial Officer
	(Current Tile:	Corporate Executive Officer, Executive Vice President and Chief Financial Officer)

2.	Brief Personal History and other information

	Date of Birth:	February 22, 1952

Brief Personal History:
	April 1977	Entered Sony Corporation
	June 1997	Corporate Executive Officer, Sony Computer Entertainment Inc.
	June 2000	Director, Sony Computer Entertainment Inc.
	July 2002	Deputy President and Chief Financial Officer, Sony Computer Entertainment Inc.
	July 2005	Representative Director, Sony Computer Entertainment Inc.
	June 2009	Senior Vice President and Deputy Chief Financial Officer, Corporate Executive, Sony Corporation
	June 2010	Executive Vice President and Chief Financial Officer, Corporate Executive Officer, Sony Corporation (present)
	June 2012	Director, Sony Corporation (present)

Number of Sony Corporation’s Shares Held: 13,500 shares

3.	Expected Date of Appointment
June 20, 2013